Emerald Health Therapeutics Reports Third Quarter 2020 Financial Results and Provides Corporate Update

Emerald hosting conference call today, December 1st, at 10:30 am ET

VANCOUVER, December 1, 2020 -- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) has released its financial results for the three and nine months ended September 30, 2020. Full versions of Emerald's unaudited condensed interim consolidated financial statements and management discussion and analysis can be found on SEDAR at www.sedar.com.

"The pivotal recent event for Emerald has been the completion of our divestment of our ownership interest in Pure Sunfarms. We received $60M in cash, a $19.9M promissory note payable in six months, and approximately $1M in debt forgiveness. This transformative transaction has given us a strong balance sheet and positions us to further enhance our existing assets and capabilities, as well as to pursue new strategic opportunities that can accelerate growth and value creation," said Riaz Bandali, President & Chief Executive Officer of Emerald. "Our focus is on employing science-based innovation to build differentiated product lines that offer unique consumer experiences. We have already been moving along this path, with multiple new product launches in the third quarter including flavoured oils and, notably, our Fast Action Spray based on a unique nanoemulsion technology, and we look forward to developing more momentum in this direction.

"The third quarter of 2020 was only our second full quarter of production and sales of dried cannabis cultivated in Emerald facilities and it marked a very positive step forward with sequential quarterly gross sales growth of 39%. While we are still incurring an operating loss, our net burn at this juncture is modest and manageable. With both of our growing operations just hitting full-scale production, we continue to optimize our systems and improve our processes with the goal to enhance production consistency and move gross margins towards our intended target levels.

"Combining a renewed strategy and strong balance sheet with the significant cost rationalization we implemented in the past year and ongoing operational refinements, we are well-positioned and can now look forward to investing further internally in new product development, with multiple product launches planned over the next months and quarters, as well as to potentially secure external products, intellectual property, or even companies to help us drive toward growth and profitability."

Emerald 3Q20 Financials (compared to 3Q19 and 2Q20)

  All-in average year-to-date growing cost of $1.38 (including depreciation; excluding trim) per gram from Emerald's two facilities in St. Eustache, Quebec and in Richmond, BC. Cash growing cost of $0.98 (excluding depreciation) per gram. The two Emerald facilities harvested over 2,400 kilograms of cannabis flower and trim during the quarter.
  Net sales of $3.4M decreased 64% compared to $9.3M in 3Q19 and increased 36% from $2.5M in 2Q20. Emerald was able to increase sales in 3Q20 in comparison to 2Q20 as a result of both the SouvenirTM launch and SYNC'sTM continued growth despite market conditions and pricing pressure of oil products in the retail sector as new competition emerged. The decrease as compared to 3Q19 sales relates largely to wholesale revenues recognized in the comparable period of $5.3M.
  Total SG&A expense of $4.4M, which includes $1.1M of non-cash expenses, decreased $5.8M from $10.1M in 3Q19 and increased $0.9M from $3.5M in 2Q20. The increase compared to 2Q20 largely related to professional fees associated with the sale of Pure Sunfarms Corp., and Verdélite Sciences Inc. and Verdélite Property Holdings Inc., respectively.
  Net loss of $11.7M includes a $2.3M loss on changes in the fair value of biological assets and $1.8M inventory write-down.
  Operating loss of $9.9M decreased 33% from $14.7M in 3Q19 and increased $7.4M from $2.5M in 2Q20.
  EBITDA of negative $3.9M in 3Q20 reflects a $2.8M improvement from negative $6.7M EBITDA in 3Q19 and $2.7M decrease compared to 2Q20. The EBITDA figure does not include any share of EBITDA from the Pure Sunfarms joint venture and only reflects Emerald's operating results.
  Net cash flow used in operating and investing activities of $0.6M in 3Q20 decreased by $20.5M from $21.1M used in 3Q19 and decreased $1.8M from $2.4M used in 2Q20.

Key Initiatives and Accomplishments

  Increased recreational dried flower sales by 58% and volume (kilograms) by 57% from 2Q20. Revenue growth benefited from growing sales of Emerald-grown, Emerald-branded flower outside of Quebec and after a successful late-June launch of the new SouvenirTM brand, in Quebec. Initial shipments of Emerald-grown products to Alberta, Manitoba, Saskatchewan and Newfoundland and Labrador were made in April and May, and to Ontario in the last week of 2Q20. Emerald made its first product shipments from its Richmond greenhouse to British Columbia in late 1Q20.
  Entered into a share purchase agreement with its joint venture partner in respect of the sale of Emerald's interest in its joint venture, Pure Sunfarms.
  Successfully launched new Fast Action SYNCTM products into Ontario, Saskatchewan and Alberta.

Financials Results & Capital Resources

Selected quarterly financial information

The following table summarizes selected quarterly financial information for Emerald, which was derived from the audited annual financial statements prepared in accordance with IFRS or the condensed interim consolidated financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

Q3 2020 Key Financial and Operational Metrics

(Thousands of Canadian dollars)

	Q3 2020	Q2 2020
Financial Results
Gross revenue	$4,311	$3,106
Net revenue (net of excise duty)	3,373	2,481
Cannabis gross revenue
Dry cannabis	3,595	2,281
Cannabis oils	695	808
Other	21	17
Gross margin (net of fair value adjustment)	(1,331)	142
Total SG&A (net of share-based payments)	3,368	2,353
Total R&D expenses	267	275
Net loss*	(11,658)	(18,943)
EBITDA**	(3,845)	(1,176)
Adjusted EBITDA*	(1,439)	(87)

Balance Sheet
Cash & cash equivalents	418	1,073
Net working capital	53,045	(6,721)

Operational Results
Average selling price (net of excise duty)
Recreational	$3.54	$3.59
Medical	$7.06	$8.83

Pure Sunfarms Financial Results
Gross revenue	$28,762	$19,307
Gross margin (net of fair value adjustment)	7,801	4,308
Total SG&A	3,261	2,574
Net income (loss)	(710)	(158)
Adjusted EBITDA***	5,830	2,639

* Share of the net income from Pure Sunfarms adjusted for transactions with Emerald and for fair value changes, and adjusted EBITDA from Pure Sunfarms are reflected in Emerald net loss and adjusted EBITDA respectively.

Emerald adjusted EBITDA is calculated by subtracting interest income, gain on changes in fair value of biological assets, share of income from joint venture and deferred income tax recovery, and adding back depreciation, share-based payments, other expenses, loss from fair value changes in financial assets, inventories written down due to fair value changes, non-recurring items and share of Pure Sunfarms adjusted EBITDA from Emerald net loss and comprehensive loss.

**EBITDA is calculated by subtracting the share of Pure Sunfarms adjusted EBITDA from Adjusted EBITDA.

***Pure Sunfarms adjusted EBITDA is calculated by adding back Pure Sunfarms' change in fair value of biological asset, non operating expenses and gains, amortization expense and provision for income tax to net income.

Emerald's unaudited condensed interim consolidated financial statements and management discussion and analysis for the three and nine months ended September 30, 2020, together with other information related to Emerald, including Emerald's most recent annual information form, can be found on SEDAR. Additional information related to Emerald is available on its website at www.emeraldhealth.ca

Financing and Capital Resources

In 3Q20 and subsequent to the quarter, Emerald raised capital and issued shares with the following transactions. Full details are available in prior press releases and in various filings on SEDAR.com.

  August 13, 2020: established an at-the-market offering (ATM) to issue shares from treasury for up to $3.25M to the public, from time to time, at the discretion of Emerald. To date, Emerald has received gross proceeds of approximately $0.5M from shares via the ATM. The ATM is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder.
  September 16, 2020: issued 3,571,428 shares in the settlement of accrued interest related to the outstanding convertible debentures to June 30, 2020, at a deemed value of $0.175 per share.
  November 2, 2020: completed the sale of Emerald's 41.3% interest in Pure Sunfarms, for $60.0M  in cash paid upon closing and a secured promissory note in the amount of $19.9M maturing in six months and bearing interest at a rate of 12% per year. Approximately $1.0M of existing debt was also forgiven.
  November 24, 2020: repaid $25.0M convertible debenture originally due to mature on September 9, 2021 and paid $0.6M in accrued interest and a consent fee.

Other Corporate Updates

Sale of Verdélite Sciences and Verdélite Holdings

The purchase of Verdélite Sciences Inc. and Verdélite Property Holdings Inc. by Quinto Resources Inc., as originally announced on July 30, 2020, has not been completed. Quinto has not yet met the closing conditions of the agreement, which were to have been completed on or before August 31, 2020. As per the terms of the agreement, Emerald has the right to terminate the agreement at its discretion but has not yet done so.

New product launches

On August 31, 2020, Emerald announced the launch of its SYNC™ Nano Fast Action Spray in the adult-recreational market. These products are based on nanoemulsion technology which may provide rapid onset and shorter duration of effects to provide consumers with greater predictability and control of their cannabis experience. Alberta, Saskatchewan, and Ontario have received initial shipments of SYNC™ 15 Nano THC Fast Action Spray and SYNC™ 15 Nano CBD Fast Action Spray has been shipped in British Columbia and Saskatchewan. Additionally, Emerald successfully launched its SYNCMED Nano CBD Fast Action Spray into the medical market in July.

We have expanded the flavour choices of our SYNC oil products from citrus and lemon to also include mint chocolate and mango, and we continue to consider ways to further enhance the taste profile of these products to provide the widest level of consumer appeal.

We have additional new product concepts going through their final commercialization steps toward their planned launch over the next months.

International distribution

On September 10, it was announced that Emerald's partner, STENOCARE A/S, had received special approval from the Swedish Medicines Agency to provide medical cannabis oil to Swedish patients who applied via their doctor to use such products for treatment purposes. STENOCARE, located in Denmark, is a leading supplier of prescription-based medical cannabis products for patient treatment. Under an agreement signed in November 2019, Emerald will supply STENOCARE with its medical cannabis products for Denmark and other markets such as Sweden. The parties are processing the required information to commence import and distribution in Sweden. It is expected that the products will be available for patients during 2020 pending international import and export certificates.

Conference Call

Emerald will host a conference call on Tuesday, December 1, 2020 at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at:

https://services.choruscall.com/links/emhtf201127.html

An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://dev.emeraldhealth.ca/investors/events-and-presentations/

About Emerald Health Therapeutics, Inc.

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products, with an emphasis on science-based innovation and product excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

1(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA. This financial measure is not a measure that has any standardized meaning prescribed by IFRS and is therefore referred to as "non-GAAP measures". Non-GAAP measures used by Emerald may not be comparable to similar measures used by other companies. EBITDA is defined as "income (loss) before interest expenses, taxes, depreciation and amortization. Refer to the table above for information on the calculation of EBITDA used in this press release.

Emerald uses these non-GAAP measures because they provide additional information regarding performance of Emerald's overall business that are not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include receipt of amounts owing to Emerald; strategic development of Emerald; production and processing capacity of various facilities; expansion of facilities; future financings under the ATM; sales volumes; the sale of Verdélite Sciences Inc. and Verdélite Property Holdings Inc.; expectations around market and consumer demand and other patterns related to existing, new and planned product forms; timing for launch and shipment of new and existing product forms; ability of new product forms to capture sales and market share; estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; statements regarding the future market of the Canadian cannabis market; and statements regarding Emerald's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, including the heightened uncertainty as a result of COVID-19 including any continued impact on production or operations; changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.